UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: January 2016

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Commission File Number: 001- 36563

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Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

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6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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Explanatory Note
On January 14th 2016, Orion Carbons S.A. issued a press release announcing completion of acquisition of Chinese carbon black plant, 2016 customer agreements, and fourth quarter 2015 earnings date and conference call. A copy of the press release is attached as Exhibit 99.1 hereto.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: January 14, 2016

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated January 14, 2016